UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-33117
CUSIP NUMBER: 378973408

(Check One):☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended:  December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I -- REGISTRANT INFORMATION

GLOBALSTAR, INC. Full Name of Registrant

300 Holiday Square Blvd. Address of Principal Executive Office (Street and Number)

Covington, LA 70433 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Globalstar, Inc. is unable to file its Annual Report on Form 10-K for the year ended December 31, 2010 within the prescribed time period without unreasonable effort and expense due to Globalstar’s ongoing negotiations with (i) the Company’s senior lenders regarding an anticipated compliance waiver/amendment (the Company was not in default of the Facility Agreement as of December 31, 2010) to supplement an amendment of its Facility Agreement received on March 16, 2011 related to a requirement to receive an FCC license noted in (ii) below, which could not be incorporated into the Form 10-K in time to meet the filing deadline; (ii) the Federal Communications Commission and the French communication licensing authority regarding the timing of receipt of the licenses for Globalstar’s U.S. ground stations; (iii) a ground segment vendor regarding changes to Globalstar’s future contractual obligations; and (iv) potential investors regarding a commitment for additional capital. If any of these negotiations are not completed by Globalstar in a favorable manner prior to the time it files its Form 10-K, management anticipates that Globalstar’s financial statements will reflect the uncertainties relating to these issues and its ability to fulfill all of its contractual obligations and to meet its working capital needs may be adversely affected. Globalstar’s management team is working actively to resolve these issues outlined above and expects to file the Form 10-K within the permitted extension period.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dirk Wild	985	335-1500
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GLOBALSTAR, INC. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2011

By:	/s/ Dirk Wild Senior Vice President and Chief Financial Officer